Exhibit 4.7

Agreement

This Agreement is made as of the 5th day of December 2003 by and between Donald B. Wingerter, an individual residing at 684 Humphrey Drive, Evergreen, CO 80439 (“Creditor”) and Sound Surgical Technologies LLC, a Colorado limited liability company with offices at 357 So. McCaslin Blvd., Suite 100, Louisville, CO 80027 (“Company”).

At the date of this Agreement, Company is indebted to Creditor in the principal amount of $1,107,000.00 (the “Debt”). Company is authorized to issue Blocks of equity securities each comprising one Unit and warrants to purchase 1.4 Units. Creditor desires to receive and Company desires to issue to Creditor Blocks of equity securities in satisfaction of a portion of the Debt and payment of immediately available funds.

Now, therefore, in consideration of the foregoing and of the mutual agreements below, Creditor and Company agree as follows:

1.	Effective December 5, 2003, Company shall issue to Creditor at a price of $8250 per Block, ninety one (91) Blocks comprising ninety one (91) Units and one hundred twenty seven (127) warrants to purchase Units at a price of $8,250 per Unit, in consideration for cancellation by Creditor of principal indebtedness of the Company to Creditor in the amount of Six Hundred Thirty Two Thousand Seven Hundred and Fifty Dollars ($632,750) of the Debt (the “Subject Debt”) and payment in immediately available funds of One Hundred Eighteen Thousand Dollars ($118,000).

2.	Creditor hereby agrees to accept from Company, upon issuance and registration of the same in his name on the records of the Company, the Units and warrants comprising the Blocks in full payment and satisfaction of the Subject Debt and agrees as a condition to issuance and registration of such Units and warrants to pay Company the sum of One Hundred Eighteen Thousand Dollars ($118,000).

In witness whereof, Creditor has executed and delivered this Agreement and Company has caused the execution and delivery of this Agreement by its officer and manager duly authorized for such purpose as of the date first written above.

CREDITOR	COMPANY
Sound Surgical Technologies LLC

/ Donald B. Wingerter /	By	/ Douglas D. Foote /
Donald B. Wingerter		Douglas D. Foote
Chief Financial Officer and Manager

Annex A

to Agreement dated February 1, 2002

between Donald B. Wingerter and Sound Surgical Technologies LLC

1. Series A Preferred Units. The Company is authorized to issue up to 200 Series A Cumulative Convertible Redeemable Preferred Units (“Series A Preferred Units”) at a price of $4,125 per Series A Preferred Unit.

2. Cumulative Preferred Dividend. Each Series A Preferred Unit shall be entitled to a dividend annually on each anniversary of the issuance of such Series A Preferred Unit in the amount of $412.50. Such dividend shall be paid only if there are sufficient retained earnings in the Company to permit such payment and the Management Committee deems such payment to be in the best interest of the Company. Dividends payable (whether on Series A Preferred Units or on accrued but unpaid dividends as provided below) but unpaid shall accrue and such dividends remaining unpaid at the next anniversary of the issuance of the Series A Preferred Units to which such dividends relate shall themselves be entitled to a dividend annually on such anniversary date, and on each subsequent anniversary date so long as the same remain unpaid, in an amount equal to 10% of such accrued but unpaid dividends. The Company shall make no distribution to the holder of any Units unless and until all accrued dividends payable to the holders of Series A Preferred Units have been paid.

3. Preference Upon Liquidation. In the event of liquidation of the Company, no distribution shall be made to holders of Units until distributions have been made to the holders of Series A Preferred Units in the aggregate amount of $4,125 per Series A Preferred Unit plus the sum of all accrued but unpaid dividends on such Series A Preferred Unit.

4. Holder’s Conversion Rights. The holders of Series A Preferred Units registered in the records of the Company shall have the right upon notice to the Company (a) to convert all or any part of such Series A Preferred Units to Units at any time and from time to time at the ratio of two Series A Preferred Units for each Unit and (b) to convert all or any part of accrued but unpaid dividends on such Series A Preferred Units to Units at a value of $8,250 per Unit. Such notice shall be irrevocable. Upon receipt of such notice, the Company shall register in the records of the Company in the name of the holder giving such notice the number of Units into which such Series A Preferred Units or accrued but unpaid dividends or both are converted and shall give notice of the same to the holder. Upon registration of such Units in the records of the Company, the Series A Preferred Units or the accrued dividends or both so converted shall be deemed canceled.

5. Company’s Redemption Rights. At any time and from time to time, the Company may give notice to the holder or holders of all or any of the Series A Preferred Units selected by the Company that the Company intends to redeem such Series A Preferred Units at a price of $4,125 per Series A Preferred Unit plus payment of all accrued but unpaid dividends on such Series A Preferred Units (in the aggregate, the “Redemption Amount”) on a date specified (the “Specified Redemption Date”) which date shall be not less than thirty nor more than ninety days after the effective date of such notice. On the Specified Redemption Date, the Company shall tender to each holder of Series A Preferred Units noticed for redemption who does not give notice of conversion in accordance with the following sentence the appropriate aggregate Redemption Amount, and the Series A Preferred Units to which such Redemption Amount relates thereupon shall be deemed cancelled. Each holder of Series A Preferred Units noticed for redemption shall have fifteen days from the effective date of such notice in which to give to Company written notice of such holder’s intent to convert to Units in accordance with Subsection 10.B.4, above, any or all of the Series A Preferred Units noticed for redemption and all accrued but unpaid dividends on or derived from the Series A Preferred Units to which such notice of intent to convert relates. Such notice shall be irrevocable and such conversion shall take precedence over redemption by the Company.

6. Voting Rights. Holders of record of Series A Preferred Units shall have voting rights on all matters that come before the Members of the Company based on one vote for every two such Series A Preferred Units registered in the name of such holder (fractional votes shall not be permitted).

7. Preferred Units Otherwise Deemed Units. Expect as provided in this Subsection 10.B. or if the context requires otherwise to give full effect to this Subsection, the term “Units” as used in this Operating Agreement shall include Series A Preferred Units.